Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports third quarter results

Saskatoon, Saskatchewan, Canada, November 1, 2019 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the third quarter ended September 30, 2019 in accordance with International Financial Reporting Standards (IFRS).

“Our results reflect the outlook we provided for 2019 and the normal quarterly variations in contract deliveries,” said Tim Gitzel, Cameco’s president and CEO. We are on track to achieve our outlook, and in fact, have increased our revenue outlook for 2019, demonstrating our resilience as we position for a market transition.

“We continue to execute on all fronts of our strategy, operational, marketing and financial. We are responsibly managing our supply to meet our sales commitments, and during the quarter we further strengthened our balance sheet. We reduced our outstanding debt by one-third, retiring $500 million in debt. In addition, we extended the maturity date of our revolving credit facility to November 2023, while also reducing it by $250 million. We don’t have a history of drawing on the excess capacity and, with $864 million in cash and short-term investments on our balance sheet, we don’t anticipate needing it. Therefore, it does not make sense to pay to maintain excess capacity.

“We are optimistic about the long-term fundamentals driven by the increasing recognition of the role nuclear must play in ensuring safe, reliable, and affordable low-carbon electricity generation. We recognize that today’s low price is creating tomorrow’s opportunity for us. The fact that we have tier-one production shutdown tells us this market needs to transition to ensure those pounds will be available to fuel growing demand. The price needs to transition to one where price is set by the production cost curve. When we look at utilities uncovered requirements, and the success we are having on the long-term contracting front, we know there is acceptable business to be done. In fact, this activity has been a leading indicator in past uranium cycles, which gives us confidence that the uranium market will undergo the same transition we have seen in the conversion market.”

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Net loss of $13 million; adjusted net loss of $2 million: Results are as expected, driven by normal quarterly variations in contract deliveries and in accordance with our 2019 outlook. Adjusted net earnings is a non-IFRS measure, see page 3.

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Updated outlook for 2019: We have updated the outlook provided for 2019 consolidated revenue, uranium revenue and average realized price, fuel services sales volume and revenue. See Outlook for 2019 in our third quarter MD&A.

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Strengthened balance sheet: At September 30, 2019, we had $864 million in cash and short-term investments on our balance sheet. During the quarter, we retired the $500 million series D debenture that matured in September 2019. In addition, we extended the maturity of our unsecured revolving credit facility to November 2023, and reduced it by $250 million, to $1.0 billion. See Financing activities in our third quarter MD&A.

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Annual dividend declared: For 2019, an annual dividend of $0.08 per common share has been declared, payable on December 13, 2019, to shareholders of record on November 29, 2019. The decision to declare a dividend by our board is based on our cash flow, financial position, strategy and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

Consolidated financial results

	THREE MONTHS			NINE MONTHS
CONSOLIDATED HIGHLIGHTS	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2019	2018	CHANGE	2019	2018	CHANGE
Revenue	303	488	(38)%	988	1,260	(22)%
Gross profit (loss)	(2)	(6)	67%	57	89	(36)%
Net earnings (losses) attributable to equity holders	(13)	28	>(100%)	(54)	6	>(100%)
$ per common share (basic)	(0.03)	0.07	>(100%)	(0.14)	0.02	>(100%)
$ per common share (diluted)	(0.03)	0.07	>(100%)	(0.14)	0.02	>(100%)
Adjusted net losses (non-IFRS, see page 3)	(2)	15	>(100%)	(53)	9	>(100%)
$ per common share (adjusted and diluted)	(0.01)	0.04	>(100%)	(0.13)	0.02	>(100%)
Cash provided by operations (after working capital changes)	232	278	(17)%	253	610	(59)%

The financial information presented for the three months and nine months ended September 30, 2018 and September 30, 2019 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the third quarter and first nine months of 2019, compared to the same period in 2018.

	CHANGES IN EARNINGS ($ MILLIONS)	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
		IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings – 2018	28	15	6	9

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Lower sales volume	4	4	(19)	(19)
	Higher (lower) realized prices ($US)	6	6	(68)	(68)
	Foreign exchange impact on realized prices	3	3	27	27
	Higher costs	(7)	(7)	(11)	(11)

	Change – uranium	6	6	(71)	(71)

Fuel services	Higher (lower) sales volume	(1)	(1)	7	7
	Higher (lower) realized prices ($Cdn)	4	4	(16)	(16)
	Lower (higher) costs	(3)	(3)	19	19

	Change – fuel services	—	—	10	10

	Lower administration expenditures	15	15	16	16
	Lower exploration expenditures	2	2	6	6
	Change in reclamation provisions	2	—	21	—
	Higher earnings from equity-accounted investee	—	—	20	20
	Change in gains or losses on derivatives	(37)	(4)	49	—
	Change in foreign exchange gains or losses	14	14	(20)	(20)
	Arbitration award in 2019 related to TEPCO contract	52	52	52	52
	Gain on restructuring of JV Inkai in 2018	—	—	(49)	—
	Gain on customer contract restructuring in 2018	—	—	(6)	(6)
	Reversal of tax provision in 2018 related to CRA dispute	(61)	(61)	(61)	(61)
	Change in income tax recovery or expense	(36)	(43)	(57)	(38)
	Other	2	2	30	30

	Net losses – 2019	(13)	(2)	(54)	(53)

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, the gain on restructuring of JV Inkai, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the third quarter and first nine months of 2019 and compares it to the same periods in 2018.

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2019	2018	2019	2018
Net earnings (losses) attributable to equity holders	(13)	28	(54)	6

Adjustments
Adjustments on derivatives	9	(24)	(31)	18
Reclamation provision adjustments	3	5	29	50
Gain on restructuring of JV Inkai	—	—	—	(49)
Income taxes on adjustments	(1)	6	3	(16)

Adjusted net earnings (losses)	(2)	15	(53)	9

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 8 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Selected segmented highlights

			THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
HIGHLIGHTS			2019	2018	CHANGE	2019	2018	CHANGE
Uranium	Production volume (million lbs)		1.4	1.5	(7)%	6.3	6.8	(7)%
	Sales volume (million lbs)		6.1	10.6	(42)%	17.5	22.5	(22)%
	Average realized price	($US/lb)	30.94	30.18	3%	32.05	35.05	(9)%
		($Cdn/lb)	40.91	39.49	4%	42.72	45.08	(5)%
	Revenue ($ millions)		248	418	(41)%	748	1,014	(26)%
	Gross profit (loss) ($ millions)		(3)	(9)	(67)%	17	89	(81)%
Fuel services	Production volume (million kgU)		1.7	0.8	113%	9.3	7.0	33%
	Sales volume (million kgU)		1.8	2.1	(14)%	8.0	6.6	21%
	Average realized price	($Cdn/kgU)	31.56	29.20	8%	27.46	29.25	(6)%
	Revenue ($ millions)		56	61	(8)%	219	194	13%
	Gross profit ($ millions)		4	4	—	44	34	29%

Management’s discussion and analysis and financial statements

The third quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and nine months ended September 30, 2019, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2018, first quarter, second quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: the expected dates for the announcement of future financial results; the factors to be considered and timing for determination of any future dividends; our confidence that the uranium market will undergo the same transition we have seen in the conversion market; and our statements that we are on track to achieve our 2019 outlook; we continue to execute on all fronts of our strategy, operational, marketing and financial; we are responsibly managing our supply to meet our sales commitments; the role that nuclear power will play in providing electricity; that today’s low price is creating tomorrow’s opportunity for us; and we know there is acceptable business to be done.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; a major accident at a nuclear power plant; the risk that our views on uranium demand, supply, market transition, and growth in support for nuclear power prove to be inaccurate; unexpected changes in our production, purchases, sales, costs, deliveries, and government regulations or policies; trade restrictions; taxes and currency exchange rates; the risk of litigation or arbitration claims against us that have an adverse outcome; the risk that our contract counterparties may not satisfy their commitments; the risk that our strategies may change, be unsuccessful or have unanticipated consequences; the risk our estimates and forecasts may prove to be incorrect; the risk that other factors may affect the determination of any future dividends; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, transition of the uranium market, growth in support for nuclear, and prices; our production, purchases, sales, deliveries, and costs; taxes and currency exchange rates; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies; the absence of new and adverse government regulations, policies or decisions; our ability to achieve our 2019 outlook; and our ability to announce our future financial results when expected.

Please also review the discussion in our most recent annual and quarterly MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our third quarter conference call on Friday, November 1, 2019, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial 1-800-319-4610 (Canada and US) or 1-604-638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, December 1, 2019, by calling 1-800-319-6413 (Canada and US) or 1-604-638-9010 (Passcode 3699)

Fourth quarter and annual report release dates

We plan to announce our fourth quarter and annual consolidated financial and operating results before markets open on February 7, 2020. Announcement dates are subject to change.

Profile

Cameco is one of the world’s largest providers of uranium fuel. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries: Rachelle Girard 306-956-6403 Media inquiries: Carey Hyndman 306-956-6317